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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Markwest Hydrocarbon, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

570762104
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 570762104	13G	Page 2 of 8 Pages

1.		NAMES OF REPORTING PERSONS. SWANK CAPITAL, LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 763,253
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 763,253
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 763,253
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.36%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 570762104	13G	Page 3 of 8 Pages

1.		NAMES OF REPORTING PERSONS. SWANK ENERGY INCOME ADVISORS, LP
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 763,253
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 763,253
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 763,253
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.36%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 570762104	13G	Page 4 of 8 Pages

1.		NAMES OF REPORTING PERSONS. JERRY V. SWANK
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 763,253
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 763,253
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 763,253
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.36%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 570762104	13G	Page 5 of 8 Pages

Item 1. (a)	Name of Issuer:

Markwest Hydrocarbon, Inc. (the "Issuer")

(b)	Address of Issuer's Principal Executive Offices:

1515 Arapahoe Street, Tower 2, Suite 700, Denver, CO 80202

Item 2 (a)	Name of Person Filing:

Swank Capital, LLC ("Swank Capital"), Swank Energy Income Advisors, LP ("Swank Advisors") and Mr. Jerry V. Swank.

(b)	Address of Principal Business Office or, if none, Residence:

3300 Oak Lawn Avenue, Suite 650, Dallas, TX 75219

(c)	Citizenship:

Swank Capital is a limited liability company organized under the laws of the State of Texas. Swank Advisors is a limited partnership organized under the laws of the State of Texas. Mr. Swank is the principal of Swank Capital and Swank Advisors and is a U.S. citizen.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

570762104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 570762104	13G	Page 6 of 8 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:	Swank Capital, Swank Advisors and Mr. Swank may be deemed the beneficial owners of 763,253 shares of Common Stock.

(b)	Percent of Class:
Swank Capital, Swank Advisors and Mr. Swank may be deemed the beneficial owners of 6.36% of the outstanding Common Stock. This percentage is determined by dividing 763,253 by 12,001,209, the amount of Common Stock issued and outstanding as of November 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 9, 2007.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

Swank Advisors has voting and dispositive powers for 763,253 shares of Common Stock. Swank Capital, as general partner, may direct the voting or disposition of the 763,253 shares of Common Stock held by Swank Advisors. As the principal of Swank Capital, Mr. Swank may direct the voting or disposition of the 763,253 shares of Common Stock held by Swank Capital and Swank Advisors.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following      ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

CUSIP No. 570762104	13G	Page 7 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits
Exhibit 1	Joint Filing Agreement, dated February 14, 2008, among Swank Capital, Swank Advisors and Mr. Swank.

CUSIP No. 570762104	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

SWANK CAPITAL, LLC

/s/ Jerry V. Swank
By: Jerry V. Swank Managing Member

SWANK ENERGY INCOME ADVISORS, LP

By: Swank Capital, LLC, its general partner

/s/ Jerry V. Swank
By: Jerry V. Swank Managing Member

/s/ Jerry V. Swank
Jerry V. Swank